UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

Universal Electronics Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

913483103

(CUSIP Number)

TORO 18 HOLDINGS LLC

C/O ELIZABETH GONZALEZ-SUSSMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 7, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 913483103

1	NAME OF REPORTING PERSON

TORO 18 HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,412,709
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,412,709
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,412,709
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.9%
14	TYPE OF REPORTING PERSON

OO

2

CUSIP No. 913483103

1	NAME OF REPORTING PERSON

IMMERSION CORPORATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,412,709
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,412,709
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,412,709
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.9%
14	TYPE OF REPORTING PERSON

CO

3

CUSIP No. 913483103

1	NAME OF REPORTING PERSON

WILLIAM C. MARTIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES OF AMERICA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,412,709
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,412,709
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,412,709
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.9%
14	TYPE OF REPORTING PERSON

IN

4

CUSIP No. 913483103

1	NAME OF REPORTING PERSON

ERIC SINGER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES OF AMERICA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,412,709
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,412,709
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,412,709
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.9%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP No. 913483103

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Toro 18 were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted in Schedule B, which is incorporated herein by reference. The aggregate purchase price of the 1,412,709 Shares directly beneficially owned by Toro 18 is approximately $13,093,187, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 12,952,143 Shares outstanding, which is the total number of Shares outstanding as of November 3, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2023.

A.	Toro 18
(a)	As of the close of business on November 8, 2023, Toro 18 directly beneficially owned 1,412,709 Shares.

Percentage: Approximately 10.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,412,709
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,412,709

(c)	The transactions in the Shares by Toro 18 since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.
B.	Immersion
(a)	Immersion, as the sole member of Toro 18, may be deemed to beneficially own the 1,412,709 Shares owned by Toro 18.

Percentage: Approximately 10.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,412,709
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,412,709

6

CUSIP No. 913483103

(c)	Immersion has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D. The transactions in the Shares on behalf of Toro 18 since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.
C.	Mr. Martin
(a)	As the Chief Strategy Officer of Toro, Mr. Martin may be deemed to beneficially own the 1,412,709 Shares owned by Toro 18.

Percentage: Approximately 10.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,412,709
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,412,709

(c)	Mr. Martin has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D. The transactions in the Shares on behalf of Toro 18 since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule B and is incorporated herein by reference.
D.	Mr. Singer
(a)	As President and Chief Executive Officer of Toro 18, Mr. Singer may be deemed to beneficially own the 1,412,709 Shares owned by Toro 18.

Percentage: Approximately 10.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,412,709
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,412,709

(c)	Mr. Singer has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D. The transactions in the Shares on behalf of Toro 18 since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

7

CUSIP No. 913483103

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2023

TORO 18 HOLDINGS LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	President and CEO

IMMERSION CORPORATION

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	President, CEO and Chairman

/s/ William C. Martin
WILLIAM C. MARTIN

/s/ Eric Singer
ERIC SINGER

8

CUSIP No. 913483103

SCHEDULE B

Transactions in Securities of the Issuer Since the Filing of Amendment No. 1 to the Schedule 13D

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

TORO 18 HOLDINGS LLC

Purchase of Common Stock[1]	58,280	7.2747	10/27/2023
Purchase of Common Stock[2]	2,505	7.4246	10/30/2023
Purchase of Common Stock	25,000	8.1555	11/03/2023
Purchase of Common Stock[3]	48,962	8.0855	11/07/2023

________________________

1 The price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $7.1750 to $7.5000 per Share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the range set forth in this footnote 1.

2 The price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $7.4050 to $7.4400 per Share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the range set forth in this footnote 2.

3 The price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $7.9650 to $8.1000 per Share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the range set forth in this footnote 3.